                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                   SCHEDULE TO
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         COMMISSION FILE NUMBER 0-23403


                           HOLT'S CIGAR HOLDINGS, INC.
                            (Name of Subject Company)

                              HCH ACQUISITION CORP.
                          FUENTE INVESTMENT PARTNERSHIP
                                 ROBERT G. LEVIN
                   (Name of Filing Persons-Status as Offeror)






Common Stock, $0.001 par value            436598 10 6
------------------------------            -----------
(Title of Class of Securities)            (CUSIP Number of Class of Securities)




                           Matthew H. Lubart, Esq.
                   Fox, Rothschild, O'Brien & Frankel, LLP
                            997 Lenox Drive, Bldg. 3
                         Lawrenceville, New Jersey 08648
                             Telephone: 609-896-3600
                           Facsimile: 609-896-1469
         (Name, Address and Telephone Number of Person authorized to
       Receive Notices and Communications on Behalf of Filing Persons)

                           CALCULATION OF FILING FEE

Transaction Valuation $8,342,323*               Amount of Filing Fee: $1,668.47

* Estimated for purposes of calculating the amount of the filing fee only.
This calculation assumes the purchase of 1,516,786 shares of common stock, $0.001 par value (the "Common Stock"), of Holt's Cigar Holdings, Inc. at a price per share of Common Stock of $5.50 in cash. Such number of shares of Common Stock represents the number of outstanding shares of Common Stock not beneficially owned by the Fuente Investment Partnership and Robert G. Levin as of November 14, 2000. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the Common Stock proposed to be acquired.

Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             Not applicable.
Form or Registration No.:           Not applicable.
Filing Party:                       Not applicable.
Date Filed:                         Not applicable.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer: /X/

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/   third party tender offer subject to Rule 14d-1.
/ /   issuer tender offer subject to Rule 13e-4.
/X/   going private transaction subject to Rule 13e-3.
/ /   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

This Tender Offer Statement on Schedule TO relates to the offer by HCH Acquisition Corp., a Delaware corporation (the "Purchaser") to purchase all of the outstanding shares of common stock, par value $0.001 per share ("Common Stock"), of Holt's Cigar Holdings, Inc., a Delaware corporation (the "Company"), not already beneficially owned by the Fuente Investment Partnership and Robert
G. Levin (collectively, the "Purchaser Stockholders"), at $5.50 per share, net to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(ii) (the "Letter of Transmittal," which, with the Offer to Purchase as they may be amended and supplemented from time to time, together constitute the "Offer").

HOLT'S CIGAR HOLDINGS, INC. ANNOUNCES "GOING PRIVATE" TENDER OFFER AND RECORD SECOND QUARTER SALES

PHILADELPHIA, PA - NOVEMBER 9, 2000, HOLT'S CIGAR HOLDINGS, INC. NASDAQ (HOLT), Holt's Cigar Holdings, Inc., a leading retailer and distributor of premium cigars in the United States, reported today that it has signed a definitive agreement to be acquired by HCH Acquisition Corp., which is wholly owned by Robert G. Levin and the Fuente Investment Partnership. Mr. Levin is the Chairman of the Board of Directors, President and Chief Executive Officer of the Company. The Fuente Investment Partnership is beneficially owned by Carlos A. Fuente, Sr., his son, Carlos P. Fuente, Jr., and his daughter, Cynthia Fuente Suarez. Messrs. Fuente, Sr. and Fuente, Jr. are both directors of the Company and the Fuentes are also principals of the Company's major supplier. Under the terms of the agreement, HCH Acquisition Corp. will make a tender offer of $5.50 in cash per share of common stock to all holders of the common stock of Holt's Cigar Holdings, Inc. (other than Mr. Levin and the Fuente Investment Partnership). Mr. Levin and the Fuente Investment Partnership currently own 2,806,728 shares and 1,522,964 shares, respectively, aggregating 74.06% of the shares outstanding.

The acquisition transaction was approved on November 8, 2000 by the Board of Directors of Holt's Cigar Holdings, Inc. acting upon the recommendation of a Special Committee of the Board comprised of two independent directors. In making its recommendation, the Special Committee retained Berwind Financial, LP. Berwind Financial, LP rendered a written opinion that the consideration proposed to be offered by HCH Acquisition Corp. to the Company's shareholders in the tender offer and subsequent merger is fair, from a financial point of view, to the shareholders of the Company (other than Mr. Levin and the Fuente Investment Partnership). The tender offer, which will commence shortly, is subject to customary conditions, including that a majority of the common stock, other than the stock controlled by Mr. Levin and the Fuente Investment Partnership, be tendered pursuant to the offer. The offer price represents a 60.0% premium over the closing price of the common stock on November 8, 2000 and a 56.3% premium over the average closing price of the common stock over the thirty trading days through November 8, 2000. The tender offer is the first step in a "going private" transaction which contemplates a merger of HCH Acquisition Corp. with the Company following the conclusion of the offer, with all remaining shares of the Company's common stock being cancelled in exchange for the right to receive the merger consideration, which is also $5.50 per share of common stock.

HOLDERS OF SHARES OF COMMON STOCK OF HOLT'S CIGAR HOLDINGS, INC. SHOULD READ THE OFFER TO PURCHASE THAT WILL BE DISSEMINATED BY HCH ACQUISITION CORP. UPON COMMENCEMENT OF THE CASH TENDER OFFER. HCH ACQUISITION CORP. WILL FILE THE OFFER TO PURCHASE WITH THE SECURITIES AND EXCHANGE COMMISSION AT THAT TIME. THE OFFER TO PURCHASE AND OTHER FILED DOCUMENTS RELATING TO THE TENDER OFFER, INCLUDING THE COMPANY'S RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, WILL BE AVAILABLE FROM THE PUBLIC REFERENCE ROOM OF THE COMMISSION

FREE OF CHARGE, SUBJECT TO COPYING FEE. THE COMMISSION'S ADDRESS IS 450 5TH STREET N.W., WASHINGTON, D.C., 20549. THE TELEPHONE NUMBER OF THE PUBLIC REFERENCE ROOM IS 202-942-8090. THE FILED DOCUMENTS RELATING TO THE TENDER OFFER CAN ALSO BE OBTAINED BY ACCESSING THE COMMISSION'S WEB SITE AT
HTTP:://WWW.SEC.GOV.

In addition, Holt's Cigar Holdings, Inc. reported that it posted record sales of $9,948,000 for the quarter ended September 30, 2000, an increase of 6.4% over sales of $8,891,000 for the same period last year. Net earnings for the second quarter increased 12.7% to a record $1,128,000, or $0.19 per share, from $1,000,000, or $0.17 per share for the same period last year. The wholesale division, Ashton Distributors, Inc., outperformed the industry with sales increasing by 24.1% for the quarter, while the retail division more closely followed the industry performance with a 3.1% decrease in sales.

For the six months ended September 30, 2000, sales increased 9.3% to $18,690,000 from $17,098,000 for the same period last year. Net income increased 1.0% to $2,063,000 from $2,044,000 reported last year. Earnings per share were $0.35 for the current six month period compared to $0.34 for the same period last year.

This press release may contain forward-looking statements. While the statements reflect our best current judgment, they are subject to risks and uncertainties that could cause actual results to vary. In addition to factors noted here, these risks are described in detail in the Company's annual report registration statement on Form 10-K dated June 28, 2000, as filed with the Securities and Exchange Commission.

Holt's Cigar Holdings is the parent company of Holt's Cigar Company, Inc., Ashton Distributors, Inc., Holt's Mail Order, Inc. and Holt's Company. The Company, through its operating subsidiaries, is the exclusive worldwide distributor of the highly acclaimed Ashton brand of premium, hand rolled cigars and accessories. Holt's sells and distributes premium cigars and related accessories nationwide through its mail order catalog, E-commerce site, and its flagship retail store in Philadelphia.

For more information, please contact:
Mary Ann Pentz, Shareholder Relations
Holt's Cigar Holdings, Inc., 12270 Townsend Road, Philadelphia, PA 19154 215-676-8778 /Fax: 215-676-0438
Visit our website at:  www.holts.com

                  HOLT'S CIGAR HOLDINGS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                For the Three and Six Months Ended September 30,
                                  2000 and 1999




                                               QUARTER ENDED 9/30               SIX MONTHS ENDED 9/30
                                             2000             1999              2000             1999
                                         -----------       -----------       -----------       -----------
                                          (UNAUDITED)      (UNAUDITED)       (UNAUDITED)       (UNAUDITED)

 Net sales                               $ 9,947,821       $ 8,890,873       $18,690,241       $17,097,832

 Cost of goods sold                        5,507,542         5,126,167        10,464,975         9,578,315
                                         -----------       -----------       -----------       -----------

 Gross profit                              4,440,279         3,764,706         8,225,266         7,519,517

 Operating expenses                        2,737,878         2,337,058         5,288,262         4,494,063
                                         -----------       -----------       -----------       -----------

 Income from operations                    1,702,401         1,427,648         2,937,004         3,025,454

 Other income                                267,630           209,425           502,106           350,195
                                         -----------       -----------       -----------       -----------

 Income before income taxes                1,970,031         1,637,073         3,439,110         3,375,649

 Provision for income tax                    842,335           636,675         1,376,430         1,332,105
                                         -----------       -----------       -----------       -----------

 Net income                              $ 1,127,696       $ 1,000,398       $ 2,062,680       $ 2,043,544
                                         ===========       ===========       ===========       ===========


 Net income per share (basic and         $      0.19       $      0.17       $      0.35       $      0.34
diluted)

 Weighted average number of shares         5,846,899         6,048,186         5,874,838         6,078,421

                  HOLT'S CIGAR HOLDINGS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                                 9/30/2000           3/31/2000
                                                                                ------------        ------------
                                                                                 (UNAUDITED)
CURRENT ASSETS:
    Cash                                                                        $  6,676,539        $  2,882,393
    Investment Securities                                                          4,420,695           4,183,179
    Accounts Receivable (Net of $73,526 and $73,511 Allowance for
    September and March, respectively)                                             3,159,207           2,170,445
    Inventory (Net of $202,000 reserve for September and March)                    5,446,550           7,559,416
    Deferred Income Taxes                                                            106,885             106,885
    Prepaid Expenses and Other Current Assets                                        255,584             390,032
    Prepaid Income Taxes                                                             243,238             602,704
                                                                                ------------        ------------

TOTAL CURRENT ASSETS                                                              20,308,698          17,895,054
                                                                                ------------        ------------

    Investment Securities                                                          7,967,520           7,897,483
    Property and Equipment (Net of $942,390 and $749,050 accumulated
    depreciation for September and March, respectively)                            2,682,750           2,048,521
    Loan Receivable - Officer                                                        700,000             700,000
    Deferred Income Taxes                                                             26,930              26,930
    Other Assets (Net of $298,693 and $238,238 amortization for September
    and March, respectively)                                                         758,203             753,929
                                                                                ------------        ------------
TOTAL ASSETS                                                                      32,444,101          29,321,917
                                                                                ============        ============
CURRENT LIABILITIES:
    Accounts Payable                                                               1,118,450             617,735
    Due to Related Party                                                           1,498,573           1,348,266
    Accrued Expenses and Other Current Liabilities                                   798,193             401,180
                                                                                ------------        ------------

TOTAL CURRENT LIABILITIES                                                          3,415,216           2,367,181
                                                                                ------------        ------------
STOCKHOLDERS' EQUITY:
    Preferred Stock, $.001 par value, 25,000,000 shares authorized,
    none issued                                                                           --                  --
    Common Stock, $.001 par value, 25,000,000 shares authorized,
    6,245,593 issued at September and March and 5,846,478 outstanding
    and 5,847,728 outstanding at September and March, respectively                     6,246               6,246
    Additional Paid-in Capital                                                    20,054,541          20,054,541
    Retained Earnings                                                             10,748,014           8,685,334
                                                                                ------------        ------------
    Subtotal                                                                      30,808,801          28,746,121
                                                                                ------------        ------------
    Treasury Stock, 399,115 and 397,865 shares at cost, respectively              (1,723,172)         (1,716,141)
    Stock Purchase Loans                                                             (65,597)            (75,244)
    Other Comprehensive Income - Available for Sale Investments                        8,853                  --
                                                                                ------------        ------------

TOTAL STOCKHOLDERS' EQUITY                                                        29,028,885          26,954,736
                                                                                ------------        ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                      $ 32,444,101        $ 29,321,917
                                                                                ============        ============